EXHIBIT 99.01

New appointment of representative of juristic person director

Date of events: 2017/01/16

Contents:

1.Date of occurrence of the change:2017/01/16

2.Name of juristic-person director/ supervisor: Ministry of Transportation and Communications.

3.Name and resume of the replaced person: Yu-Fen Hong, Director of Accounting Department, Ministry of Economic

Affairs

4.Name and resume of the replacement: Shin-Yi Chang, Director of Accounting Department, Ministry of Transportation and Communications

5.Reason for the change: discharge

6.Original term (from to ): from 2016/06/24 to 2019/06/23

7.Effective date of the new appointment:2017/01/16

8.Any other matters that need to be specified: None